UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No.73870 / December 18, 2014

Admin. Proc. File No. 3-16135

In the Matter of

AGR TOOLS, INC.,
ARCADIA RESOURCES, INC.,
CITIZENS FIRST BANCORP, INC.,
FIRST CAPITAL INTERNATIONAL, INC., and
METABOLIC RESEARCH, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AGR Tools, Inc., Arcadia Resources, Inc., Citizens First Bancorp, Inc., First Capital International, Inc., or Metabolic Research, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to AGR Tools, Inc., Arcadia Resources, Inc., Citizens First Bancorp, Inc., First Capital International, Inc., and Metabolic Research, Inc. The order contained in that decision are hereby declared effective. The initial decision ordered that,

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[1]   17 C.F.R. ' 201.360(d).

[2]   *AGR Tools, Inc., Arcadia Res., Inc., Citizens First Bancorp, Inc., First Capital Int'l, Inc., GreenTek Corp., and Metabolic Research, Inc*., Initial Decision Rel. No. 691 (Oct. 14, 2014), 109 SEC Docket 20, 2014 WL 5141533. The stock symbols and Central Index Key numbers are: AGRT and 1352858 for AGR Tools, Inc.; KADR and 1071941 for Arcadia Resources, Inc.; CTZN and 1127442 Citizens First Bancorp, Inc.; FCPN and 1072842 for First Capital International, Inc.; and MTBR and 1081369 for Metabolic Research, Inc.

pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AGR Tools, Inc., Arcadia Resources, Inc., Citizens First Bancorp, Inc., First Capital International, Inc., and Metabolic Research, Inc., are hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 691
ADMINISTRATIVE PROCEEDING
File No. 3-16135

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AGR TOOLS, INC., ARCADIA RESOURCES, INC., CITIZENS FIRST BANCORP, INC., FIRST CAPITAL INTERNATIONAL, INC., GREENTEK CORP., and METABOLIC RESEARCH, INC.	INITIAL DECISION OF DEFAULT AS TO FIVE RESPONDENTS October 14, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents AGR Tools, Inc. (AGR), Arcadia Resources, Inc. (Arcadia), Citizens First Bancorp, Inc. (Citizens First), First Capital International, Inc. (First Capital), and Metabolic Research, Inc. (Metabolic) (collectively, Defaulted Respondents).[1] The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On September 18, 2014, the Commission issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Information provided by the Office of the Secretary and by the

[1] Respondent GreenTek Corp. timely filed an Answer on October 1, 2014, and remains in this proceeding. A prehearing conference is scheduled for October 24, 2014. *See AGR Tools, Inc.*, Administrative Proceedings Rulings Release No. 1882, 2014 SEC LEXIS 3731 (October 2, 2014).

Division of Enforcement shows Respondents were served with the OIP by September 19, 2014, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by October 2, 2014. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(a)-(b). To date, no Defaulted Respondent has filed an Answer.

FINDINGS OF FACT

Defaulted Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

AGR, Central Index Key (CIK) No. 1352858, is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). AGR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $356,976 for the prior nine months. As of September 16, 2014, the common stock of AGR was quoted on OTC Link operated by OTC Markets Group Inc. (formerly Pink Sheets) (OTC Link), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3) (piggyback exception).

Arcadia, CIK No. 1071941, is a revoked Nevada corporation located in Indianapolis, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Arcadia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2011, which reported a net loss of $15,762,000 for the prior nine months. As of September 16, 2014, the common stock of Arcadia was quoted on OTC Link, had nine market makers, and was eligible for the piggyback exception.

Citizens First, CIK No. 1127442, is a void Delaware corporation located in Port Huron, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Citizens First is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $29,788,000 for the prior six months. As of September 16, 2014, the common stock of Citizens First was quoted on OTC Link, had seven market makers, and was eligible for the piggyback exception.

First Capital, CIK No. 1072842, is a Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). First Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $224,361 for the prior three months. As of September 16, 2014, the common stock of First Capital was quoted on OTC Link, had five market makers, and was eligible for the piggyback exception.

Metabolic, CIK No. 1081369, is a revoked Nevada corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Metabolic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $368,704 for the prior nine months. As of September 16, 2014, the common stock of Metabolic was quoted on OTC Link, had six market makers, and was eligible for the piggyback exception.

In addition to their repeated failures to file timely periodic reports, Defaulted Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Defaulted Respondents each failed to timely file required periodic reports. As a result, Defaulted Respondents each failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Each Defaulted Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Defaulted Respondents' violations are also recurrent in that each repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Defaulted Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, each Defaulted Respondent has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Defaulted Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of AGR Tools, Inc., Arcadia Resources, Inc., Citizens First Bancorp, Inc., First Capital International, Inc., and Metabolic Research, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Defaulted Respondents are each notified that they may move to set aside the default in this case. Pursuant to Rule 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge